

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 18, 2024

Niran Baruch
Chief Financial Officer
AUDIOCODES LTD
1 Hayarden Steet
Airport City Lod 7019900, Israel

> **Re: AUDIOCODES LTD**
> **Form 20-F for the Year Ended December 31, 2023**
> **Form 6-K furnished May 7, 2024**
> **File No. 000-30070**

Dear Niran Baruch:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing